*Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’, and ‘shareholder’ refer to a registered holder of common shares of TC Energy Corporation. You are receiving this notice as a registered TC Energy Corporation shareholder.*  Notice and access  MEETING MATERIALS:  MANAGEMENT INFORMATION CIRCULAR – MARCH 14, 2025  2024 ANNUAL REPORT  We are using ‘notice and access’ to deliver our Management  Information Circular (Circular) dated March 14, 2025 and our  2024 Annual Report to you by providing you with electronic  access to the documents, instead of mailing paper copies.  Notice and access is a more environmentally friendly and cost‐ conscious way to deliver our meeting materials, reducing  paper consumption and printing and mailing costs to  shareholders.  Enclosed with this notice you will find a form of proxy so you  can vote your shares. See the ‘How to vote’ section below.  PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING YOUR  SHARES.  Meeting date and location      WHEN  Thursday, May 8, 2025  10 a.m. MDT      WHERE  Virtual‐only meeting via live audio  webcast online at  https://meetings.lumiconnect.com/  400‐972‐689‐953, password “tc2025”  (case sensitive).  See “Attending and Participating in  the Meeting” on pages 8 and 9 of the  Circular, or your form of proxy, for  instructions on how to attend the  annual meeting online.  What you’re voting on  The following items of business are described in the “Business of the Meeting” section of the Circular and other  applicable sections listed below:  To access the 2025 Management Information Circular and the 2024 Annual Report, go to:  www.tcenergy.com/notice‐and‐access or www.sedarplus.ca 1 ELECTION OF DIRECTORS   Elect the directors who will serve until the end of our next  annual shareholder meeting.  Pages 13, 22‐35  2 APPOINTMENT OF AUDITORS   Appoint KPMG LLP, Chartered Professional Accountants  as auditor and authorize the directors to fix their  remuneration.  Pages 13‐17  3 ADVISORY VOTE ON EXECUTIVE  COMPENSATION (SAY ON PAY)  Accept TC Energy’s approach to executive compensation,  as described in the Circular.  Pages 17, 74‐79, 88‐128  4 AMENDMENTS TO THE  SHAREHOLDER RIGHTS PLAN  Continue and approve amendments to the amended and  restated shareholder rights plan, as described in the  Circular.  Pages 18‐21  Notice of 2025 Annual Meeting and Notice of  Availability of Meeting Materials  EXHIBIT 99.2

  *Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’, and ‘shareholder’ refer  to a registered holder of common shares of TC Energy Corporation.    How to vote You have options. To vote your shares, use one of  the following voting methods (these methods are  also outlined on your enclosed form of proxy):                            Please note you cannot vote your shares by  returning this notice.  To be valid, your form of proxy must be received  by 10 a.m. MDT on Tuesday, May 6, 2025. If the  meeting is adjourned or postponed, your form of  proxy must be received no less than 48 working  hours before the time of the adjourned or  postponed meeting.                         Questions?    If you have any questions about this notice, or to request copies of the Circular or 2024 Annual Report after the  meeting date, please contact our Investor Relations line at 1‐800‐361‐6522.  ON THE  INTERNET  Go to investorvote.com   BY  PHONE  Call 1‐866‐732‐8683  BY MAIL    Computershare Investor  Services, Inc.  8th Floor, 100 University Ave  Toronto, ON  M5J 2Y1  Attention:  Proxy Department    How to request a paper copy of the Circular or  Annual Report  As a shareholder, you may request paper copies  of the Circular and 2024 Annual Report by mail, at  no cost to you for up to one year beginning  April 1, 2025.   To request paper copies before the meeting date,  call the number below and, using the control  number on your enclosed form of proxy, follow  the instructions:    BY  PHONE    Toll free, within  North America, call:  1‐866‐962‐0498    Outside of North America,  call: 1‐514‐982‐8716      To ensure you receive the materials in advance of  the voting deadline, all requests should be  received by 3 p.m. MDT on Tuesday, April 22,  2025.  Please note you will not be sent another form of  proxy, so please retain the one mailed to you to  vote your shares.  We also provide paper copies of the Circular and 2024  Annual Report to shareholders or beneficial owners  who have standing instructions to receive, or for who  TC Energy has received a request to provide, paper  copies of materials.

  *Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’ and ‘shareholder’ refer  to a beneficial holder of common shares of TC Energy Corporation.      You are receiving this notice as a beneficial TC Energy Corporation shareholder.*    Notice and access  MEETING MATERIALS:  MANAGEMENT INFORMATION CIRCULAR – MARCH 14, 2025    We are using ‘notice and access’ to deliver our Management  Information Circular (Circular) dated March 14, 2025 to you  by providing you with electronic access to the document,  instead of mailing paper copies. Notice and access is a more  environmentally friendly and cost‐conscious way to deliver  the Circular, reducing paper consumption and printing and  mailing costs to securityholders.    Enclosed with this notice you will find a voting instruction  form so you can vote your shares. See the ‘How to vote’  section below.    PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING YOUR  SHARES.      Meeting date and location                  WHEN  Thursday, May 8, 2025  10 a.m. MDT        WHERE  Virtual‐only meeting via live audio  webcast online at  https://meetings.lumiconnect.com/  400‐972‐689‐953, password “tc2025”  (case sensitive).    See “Attending and Participating in  the Meeting” on pages 8 and 9 of the  Circular, or your voting instruction  form, for instructions on how to  attend the annual meeting online.              What you’re voting on  The following items of business are described in the “Business of the Meeting” section of the Circular and other  applicable sections listed below:   To access the 2025 Management Information Circular and the 2024 Annual Report, go to:   www.tcenergy.com/notice‐and‐access or www.sedarplus.ca 1  ELECTION OF DIRECTORS   Elect the directors who will serve until the end of our next  annual shareholder meeting.  Pages 13, 22‐35  2  APPOINTMENT OF AUDITORS   Appoint KPMG LLP, Chartered Professional Accountants  as auditor and authorize the directors to fix their  remuneration.  Pages 13‐17  3  ADVISORY VOTE ON EXECUTIVE  COMPENSATION (SAY ON PAY)  Accept TC Energy’s approach to executive compensation,  as described in the Circular.  Pages 17, 74‐79, 88‐128  4  AMENDMENTS TO THE  SHAREHOLDER RIGHTS PLAN  Continue and approve amendments to the amended and  restated shareholder rights plan, as described in the  Circular.  Pages 18‐21  Notice of 2025 Annual Meeting and Notice of  Availability of Meeting Materials

  *Throughout this notice, ‘TC Energy’ and ‘our’ refer to TC Energy Corporation and ‘you’, ‘your’ and ‘shareholder’ refer  to a beneficial holder of common shares of TC Energy Corporation.    How to vote You have options. To vote your shares, use one of  the following voting methods (these methods are  also outlined on your enclosed voting instruction  form):                            Please note you cannot vote your shares by  returning this notice.  To be valid, your voting instruction form must be  received at least one business day before the proxy  deposit date of Tuesday, May 6, 2025. If the  meeting is adjourned or postponed, your voting  instruction form must be received no less than 48  working hours before the time of the adjourned or  postponed meeting.  Your voting instruction form may provide for an  earlier voting deadline in order to process your  votes in a timely manner.  To ensure your votes  are counted, you should ensure your voting  instruction form is submitted in the timeline  provided for on such voting instruction form.           Questions?    If you have any questions about this notice, or to request copies of the Circular or 2024 Annual Report after the  meeting date, please contact our Investor Relations line at 1‐800‐361‐6522.   ON THE  INTERNET  Go to proxyvote.com   BY  PHONE  Call 1‐800‐474‐7493 (English)  or 1‐800‐474‐7501 (French)  BY MAIL    Data Processing Centre  PO Box 3700,  Stn Industrial Park  Markham, ON  L3R 9Z9      How to request a paper copy of the Circular   Shareholders may request to receive a paper copy of  the Circular by mail, at no cost to you for up to one  year beginning April 1, 2025, by using the control  number on the enclosed voting instruction form.  To request a paper copy before the meeting date,  call the number below and follow the instructions:        BY  PHONE    Toll free, within  North America, call:  1‐877‐907‐7643    Outside of North America, call:  1‐303‐562‐9305 (English) or  1‐303‐562‐9306 (French).    If you do not have a control  number, please call toll free,  within North America:  1‐844‐916‐0609 (English) or  1‐844‐973‐0593 (French).  Outside of North America, call:  1‐303‐562‐9305 (English) or  1‐303‐562‐9306 (French).        ON THE  INTERNET  Go to proxyvote.com    To ensure you receive the materials in advance of  the voting deadline, all requests should be received  by 3 p.m. MDT on Tuesday, April 22, 2025.  Please note you will not be sent another voting  instruction form, so please retain the one mailed to  you to vote your shares.  We also provide paper copies of the Circular and  2024 Annual Report to shareholders who have standing  instructions to receive, or for who TC Energy has received  a request to provide paper copies of materials.